Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FILING OF SUPPLEMENTAL INFORMATION FOR HYTERA $11.25 USD OFFER AND DATE FOR RECONVENED MEETING TO APPROVE ARRANGEMENT

Adjourned meeting to resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time)

Hytera all-cash offer to acquire Norsat $11.25 USD per share is the highest and only, binding and definitive offer available to securityholders.

Offer provides securityholders with a 77% premium over the unaffected trading price on September 16, 2016, and 82% over the 20-day volume weighted average price ending on September 16, 2016.

Independent Directors recommend securityholders to vote FOR the arrangement with Hytera prior to the proxy cut-off of 2:00 p.m. (Pacific time) on June 20, 2017.

Vancouver, British Columbia – June 5, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, is pleased to announce that it has filed and is in the process of mailing supplemental information (the “Supplemental Information”) to securityholders in respect of the previously adjourned annual general and special meeting of securityholders (the “Meeting”).

The Meeting will resume on Thursday, June 22, 2017, at 2:00 pm (Pacific time) at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4.

As more fully described in the Supplemental Information, at the Meeting, securityholders of Norsat will have the opportunity to vote on the previously announced amended arrangement with Hytera Project Corp. (“Hytera”) an indirect subsidiary of Hytera Communications Co., Ltd. pursuant to which Hytera is to acquire all the issued and outstanding shares of Norsat for $11.25 USD per share (the “Arrangement”). At the Meeting, securityholders of Norsat will be asked to consider a resolution to approve the revised Arrangement (the “Arrangement Resolution”). The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Norsat Securityholders, either in person or by proxy, at the Meeting. Copies of the Supplemental Information are also available on Norsat’s website at www.norsat.com and will be filed with Canadian and United States securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement provides securityholders with a 77% premium over the unaffected trading price of Norsat’s shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 82% over the 20-day volume weighted average price ending on September 16, 2016.

Securityholders who have already voted on the Arrangement Resolution and do not want to change their vote DO NOT need to vote again. However, securityholders who have not voted or wish to change their vote may do so prior to the proxy deadline.

If you have NOT already voted your vote is important regardless of how many securities you own. To ensure that your securities will be represented at the Meeting, whether or not you are personally able to attend, registered holders of securities are asked to return the form of proxy previously distributed with the original management information circular dated April 28, 2017, properly completed and signed, prior to 2:00 p.m. (Pacific time) on June 20, 2017 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment or postponement of the Meeting). If you are non-registered shareholders, meaning your shares are not registered in your own name but are registered in the name of a broker, bank or other intermediary, follow the instructions provided on your voting instruction form previously distributed with the Circular.

New proxies or voting instructions are NOT being distributed with the Supplemental Information. If you have questions or require replacement proxy materials, you may contact the proxy solicitation agent, Evolution Proxy, Inc., by telephone at: 1-844-226-3222 (North American Toll Free Number) or 1-416-855-0238 (Outside North America); or by email at: info@evolutionproxy.com

The Supplemental Information contains a detailed description of the Arrangement, as amended, and sets forth the actions to be taken by you at the reconvened Meeting. You should carefully consider all of the information in the Supplemental Information and consult your financial, legal or other professional advisors if you require assistance.

The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied, Norsat expects the Arrangement to become effective in the third quarter of 2017.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the expected closing date of the transaction, Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com